SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: May 18, 2006	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-018 dated May 17, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium prices offering of $300-million of 30-year debentures	06-018
Date: May 17, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com
ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) today agreed to issue $300-million (U.S.) of 30-year debentures under a shelf prospectus dated May 15, 2006. The debentures, registered under the multi-jurisdictional disclosure system in Canada and the U.S., will be issued in the U.S. only. They mature on May 23, 2036 and were priced to yield 7.153 percent.
Proceeds from the debentures will be used to redeem the approximately $30-million principal amount of our 6.86 percent notes currently outstanding and the approximately $71-million principal amount of our 7.06 percent notes currently outstanding. The balance will be used to repay a portion of the outstanding indebtedness under Agrium’s Credit Facilities, which were used to fund, in part, the acquisition of Royster-Clark. The debentures will be unsecured and rank equally with Agrium’s other senior unsecured debt.
Agrium’s senior unsecured long-term debt is rated Baa2 (stable) by Moody’s Investors Service, Inc., BBB (stable) by Standard & Poor’s Rating Services, and BBB (stable) by Dominion Bond Rating Service Limited. Agrium expects the new issue to be assigned the same ratings. The underwriting syndicate is lead managed by Merrill Lynch, and includes JPMorgan, RBC Capital Markets and Scotia Capital.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
Agrium Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Agrium has filed with the SEC for more complete information about Agrium and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively Merrill Lynch & Co. will arrange to send you the prospectus if you request it by calling Merrill Lynch & Co. toll-free at 1-866-500-5408.

About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements, including references to the expected issuance of our debentures and the expected ratings for such securities, the use of proceeds from the offering and our strategy. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, and in particular the sections headed “Our Key Business Sensitivities” and “Business Risks” therein, and are further discussed in the relevant parts of our Management’s Discussion and Analysis for the three months ended March 31, 2006, and in particular the section headed “Key Risks and Uncertainties” therein, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.